FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
January 24, 2011

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Press release

Consent Solicitation on the Notes due in 2020

January 24, 2011

Moscow, Russian Federation — Mobile TeleSystems OJSC (“MTS”, “the Company” or the “Guarantor” — NYSE: MBT), the leading telecommunications provider in Russia and the CIS, announces that MTS International Funding Limited(1) (the “Issuer”), at the request of the Company, has commenced a consent solicitation in respect of its senior unsecured USD-denominated Eurobonds in the amount of $750 million with an annual interest rate of 8.625% and maturity in June 2020 (the “Notes”). The early instruction deadline for submission of electronic voting instructions is 3.00 p.m. (London time) on February 9, 2011. The final voting deadline for submission of electronic voting instructions is 3:00 p.m. (London time) on February 11, 2011.

The purpose of the consent solicitation is to obtain the consent of Noteholders (1) to waive the provision of Clauses 11.1.11 and 11.1.5 of the Loan Agreement with respect to an Event of Default or any other Event of Default which might arise under any and all provisions of the Loan Agreement as a result of an arbitral award (the “Award”) in favor of Nomihold Securities Inc. (“Nomihold”) against Mobile TeleSystems Finance S.A. (“MTS Finance”), a Luxembourg subsidiary of MTS, and (2) to modify the Loan Agreement to avoid a future Event of Default arising as a result of the Award.

The terms and conditions of the Consent Solicitation are set out in the Consent Solicitation Statement issued by the Issuer dated January 24, 2011 (the “Consent Solicitation Statement”) and capitalised terms used in this press release but not defined herein have the meanings ascribed to them in the Consent Solicitation Statement.

If the Extraordinary Resolution is passed and all of the conditions to the Consent Solicitation Statement have been satisfied or waived, the Issuer will pay, or procure the payment of (a) an early instruction fee for those Noteholders who vote in favor of the Extraordinary Resolution prior to the Early Instruction Deadline by delivery of a valid electronic Voting Instruction or DTC Instruction (which is not revoked) of U.S.$2.50 for each U.S.$1,000 in principal amount of the Notes held by Noteholders or (b) a Late Instruction Fee of U.S.$1.00 for each U.S.$1,000 in principal amount of the Notes held by Noteholders who vote in favor of the Extraordinary Resolution prior to the Final Instruction Deadline by delivery of a valid electronic Voting Instruction or DTC Instruction (which is not revoked). To be passed, the Extraordinary Resolution requires a majority voting in favor consisting of not less than three quarters of the votes cast at a duly convened and quorate Meeting. If passed, the Extraordinary Resolution will be binding upon all the Noteholders, whether or not present at the Meeting and whether or not voting. The Meeting will be held at 3:00 p.m. (London time) on February 15, 2011 at the offices of Latham & Watkins LLP at 99 Bishopsgate, London EC2M 3XF, United Kingdom. Voting can take place by Electronic Voting Instruction via the Clearing Systems, DTC Instruction via DTC or by attending the Meeting and producing a Note or a valid Form of Proxy or Form of Sub-Proxy.

MTS has retained The Royal Bank of Scotland plc (“RBS”) to act as sole Solicitation Manager and The Bank of New York Mellon to act as Tabulation Agent (“BNYM”).  Copies of the Consent Solicitation Statement can be obtained from either RBS or BNYM. Requests for information in relation to this consent solicitation and the Proposals should be directed to RBS by phone at +44 20 7085 8056 (London) / +1 203 897 6145  (New York) or via email at liabilitymanagement@rbs.com. Requests for information in relation to the procedures for voting in the Meeting should be directed to The Events Administration Team at BNYM, at (+44 20 7964 4958 /eventsadmin@bnymellon.com).

This press release is not a solicitation of consents nor shall it be deemed a solicitation of consents with respect to any securities. The consent solicitation will be made solely by way of the Consent Solicitation Statement.

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For further information, please contact in Moscow:

Joshua B. Tulgan

(1) A private company organized and existing as a private limited company under the laws of Ireland.

Director, Investor Relations

Acting Director, Corporate Finance

Department of Investor Relations

Mobile TeleSystems OJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.mtsgsm.com/blog/

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Mobile TeleSystems OJSC (“MTS”) is the leading telecommunications group in Russia, Eastern Europe and Central Asia, offering mobile and fixed voice, broadband, pay TV as well as content and entertainment services in one of the world’s fastest growing regions. Including its subsidiaries, the Group services over 106.3 million mobile subscribers in Russia, Ukraine, Uzbekistan, Turkmenistan, Armenia and Belarus, a region that boasts a total population of more than 230 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about the MTS Group can be found at www.mtsgsm.com.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, including Comstar-UTS, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	/s/ Mikhail Shamolin
	Name:	Mikhail Shamolin
	Title:	CEO

Date: January 24, 2011